Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about October 11, 2007.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on October 11, 2007.

Item 4	Summary of Material Change

The Corporation announced further drilling results from the ongoing 2007 exploration program at is San José operation in Southern Argentina. Recent exploration highlights include a newly discovered mineralized area about 500 meters long at the Frea vein. The highest grade intercept from this drilling campaign is in hole SJD-357 that encountered 100.09 g/t (3.22 ounces per tonne - opt) gold and 1,234 g/t (40 opt) silver over 0.50 meters (see table in the news release dated October 11, 2007 attached hereto as Schedule “A”).

In addition, the Corporation’s previously announced cash call to its San José partners of approximately US$8.5million is due on October 29, 2007.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated October 11, 2007 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

October 11, 2007

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES SAN JOSE PROJECT DRILLING

HITS 3.22 OUNCES PER TON GOLD AND 40 OUNCES PER TON SILVER

AT THE FREA VEIN

SPOKANE, WA—October 11, 2007–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the drilling results from the ongoing 2007 exploration program at its San José operation in Southern Argentina . Recent exploration highlights include a newly discovered mineralized area about 500 meters long at the Frea vein. The highest grade intercept from this drilling campaign is in hole SJD-357 that encountered 100.09 g/t (3.22 ounces per tonne - opt) gold and 1,234 g/t (40 opt) silver over 0.50 meters (see table below).

Phase one of the planned 38,000 meter exploration drilling program announced earlier in 2007 at San José was completed in July. A total of 8,310 meters was drilled with the first fourteen drill holes reported in our news release dated September 6th, 2007. Assays for the remaining 14 drill holes from the phase one program are reported in the table below. These holes were drilled northwest along strike of the known reserves at the Frea vein and encountered a hanging wall vein related to the Frea vein (see attached map). The next phase of drilling is underway with over 2,000 meters completed and is focused on the Frea vein and the open ended targets to the west in the Odin and Ayelen areas. Assays are pending for the new drilling.

The Frea vein is located 2 kilometers northwest of the Huevos Verdes vein, and both veins are currently being mined on several levels. Proven reserves of 534,000 tonnes and probable reserves 75,000 tonnes ( totaling 609,000 tonnes grading 9.34 g/t gold and 375 g/t silver) at the Frea vein are currently delineated over a strike length of about 575 meters and to a depth of approximately 350 meters below the surface. The drilling completed this year extends the known mineralization along the Frea vein trend another 500 meters along strike- over an 87% increase in strike length.

The recent exploration drilling concentrated on the northwest extension of the Frea vein. Significant drilling results include SJD-350 that encountered 49.34 g/t gold and 2,721 g/t silver over 1.04 meters of high grade mineralization some 450 meters northwest of the defined reserves at the Frea vein. Drill hole SJD-357 encountered 1.50 meters grading 30.49 g/t gold and 423 g/t silver about 300 meters northwest of the Frea reserves. Hole SJD-359 encountered 2.60 meters containing 13.12 g/t gold and 661 g/t silver approximately 180 meters northwest of the current reserves. In summary, drilling at the Frea vein to date indicates that it is an open-ended mineralized silver/gold vein that averages about 2.7 meters in width.

Allen Ambrose, president of Minera Andes, said: “The exploration drilling at the San José project continues to expand the project. The Frea vein area is revealing significant potential to expand the reserves and mine life of the project.”

Minera Santa Cruz S. A. (“MSC”), the joint venture corporation co-owned by Minera Andes (49%) and Hochschild Mining plc. (51%) owns the producing San José property. The discovery of new high-grade silver/gold extensions to veins such as Frea represents additional mineralization that may add to the current reserves/resources under production at the project. These discoveries also indicate the large mineral potential of the San José property where more than 40 kilometers of vein trend target is currently known to exist, of which less than 15 percent has been explored in detail.

Table 1 - 2007 Drill Intercepts Frea Vein, San José Project

Location	Drill Hole*	From (meters)	To (meters)	Intercept (meters)	Au (g/t)	Ag (g/t)
Frea NW	SJD-348	268.30	269.80	1.50	5.42	509
		297.10	297.45	0.35	6.22	115
Frea NW	SJD-349	166.50	168.00	1.5	1.42	127
		271.15	273.15	2.0	6.65	65
Frea NW	SJD-350	122.14	122.54	0.4	3.56	250
		326.66	327.90	1.04	49.34	2,721
Frea NW	SJD-351	118.40	118.70	0.30	8.69	671
		298.97	299.56	0.59	1.96	27
Frea NW	SJD 352	183.45	184.34	0.89	4.84	128
		335.81	336.59	0.78	0.04	8
Frea NW	SJD 353	222.20	223.05	0.90	0.02	5
Frea NW	SJD 354	0	311.20	Vein	not	intercepted
Frea NW	SJD 355	191.77	192.06	0.30	1.28	204
Frea NW	SJD 356	0	269.00	Vein	not	intercepted
Frea NW	SJD 357	248.10	249.60	1.50	30.49	423
	includes	249.10	249.60	0.50	100.09	1,234
Frea NW	SJD 358	161.93	162.43	0.50	0.01	3
Frea NW	SJD 359	216.30	218.90	2.60	13.12	661
	includes	217.25	218.01	0.76	25.96	1,373
		392.72	393.08	0.36	1.15	21
Frea NW	SJD 360	0	298.10	Vein	not	intercepted
Frea NW	SJD 361	351.23	352.10		0.40	21

*	All of the drill holes are drilled at minus 50 degrees. True thickness of the vein is undetermined.

Assay results for the drilling were reviewed by Brian Gavin, Minera Andes’ vice president of exploration, who is an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

In addition, the San José operation was commissioned during the third quarter of 2007. Currently, the mining operation is expected to reach full production and the process plant is expected to complete its initial start-up phase of production by yearend, with full production forecasted in first half of 2008. As disclosed in August 2007, we have a cash call to the San José partners that is due on October 29, 2007. We anticipate securing our portion of the cash call through a debt facility.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine that has started initial production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 166,717,517 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, president and director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. Investors should be aware that the introduction of new technology such as ILR can create added risk in achieving metallurgical performance. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that commercial production at the San José mine will be achieved on a timely basis, or at all, that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or that Minera Andes will successfully raise the funds necessary to maintain its interest in the San José mine. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves, dilution risks to it 49% ownership by not being able to contribute pro-rata to Minera Santa Cruz S.A. cash calls, and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. In addition, Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

N
E
W
S
SJD-359
SJD-360
SJD-361
SJD-357
SJD-351
SJD-353
SJD-348
SJD-347
SJD-350
SJD-352
SJD-349
SJD-188
SJD-354
SJD-344
SJD-355
SJD-356
SJD-346
SJD-343
SJD-342
Existing mine workings
SJD-337
SJD-345
SJD-341
SJD-332
SJD-334
SJD-331
SJD-339
SJD-333
SJD-336
SJD-335
SJD-338
SJD-340
0
50
100
200
300
400
500
Meters

MINERA ANDES
INCORPORATED

Plan view of Frea Vein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

	By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: October 22, 2007